UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Interline Brands, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
458743101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
J.P. Morgan Partners (23A SBIC), L.P. 13-3986302

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

Delaware

	5	Sole Voting Power:

Number of		- 0-

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power:
Reporting
Person		- 0-

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

- 0-

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

- 0-

12	Type of Reporting Person (See Instructions):

PN

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

Item 1.
(a)	Name of Issuer:

Interline Brands, Inc.
(b)	Address of Issuer's Principal Executive Offices:

801 West Bay Street
Jacksonville, Florida 32204
Item 2.
(a)	Name of Person Filing:

J.P. Morgan Partners (23A SBIC), L.P.

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

270 Park Avenue
New York, New York 10017

(c)	Citizenship:

Delaware
(d)	Title of Class of Securities (of Issuer):

Common Stock, par value $0.01 per share
(e)	CUSIP Number:

458743101
Item 3.	If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned:

-0-

(b)	Percent of Class:

-0-

(c)	Number of shares as to which such person has:
(i) -0-
(ii) Shared power to vote or to direct the vote: Not applicable
(iii) Sole power to dispose or to direct the disposition of: -0-

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

(iv) Shared power to dispose or to direct disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

J.P. MORGAN PARTNERS (23A SBIC), L.P.

By:	J.P. Morgan Partners (23A SBIC Manager), Inc.

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 270 Park Avenue, New York, New York 10017. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP Manager"), whose principal business office is located at the same address as JPMP (SBIC), and is also indirectly (through JPMP SBIC) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of JPMP Manager. As general partner of JPMP (SBIC), JPMP Manager may be deemed to beneficially own the shares held by JPMP (SBIC).

JPMP Manager is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference and the names business addresses, principal occupations and employments of each of each executive officer and director of JPM Chase Bank. JPM Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

SCHEDULE A
J.P. Morgan Partners (23A SBIC Manager), Inc.
Executive Officers1

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors1
Ina R. Drew*
John C. Wilmot*

1    Each of whom is a United States citizen
*    Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

SCHEDULE B

J.P. MORGAN CHASE BANK, NATIONAL ASSOCIATION

Executive Officers1

President and Chief Executive Officer	James Dimon*
Chief Financial Officer	Michael J. Cavanagh*
Chief Administrative Officer	Frank Bisignano *
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Director of Human Resources	John F. Bradley*
Chief Investment Officer Head, Commercial Banking	Ina R. Drew * Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Global Head, Asset & Wealth Management	Heidi Miller* Charles W. Scharf* James E. Staley*
Chief Executive Officer, Card Services	Richard J. Srednicki*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
General Counsel	Stephen M. Cutler*

Directors1

Name	Principal Occupation
Steven D. Black	Co-Chief Executive Officer, Investment Bank JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Frank J. Bisignano	Chief Administrative Officer JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

James Dimon	President and Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Michael J. Cavanaugh	Chief Financial Officer JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Charles W. Scharf	Global Head of Retail Financial Services JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

1    Each of whom is a United States citizen

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

James E. Staley	Global Head, Asset & Wealth Management JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

SCHEDULE C
JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon*
Co-Chief Executive Officer, Investment Bank Chief Administrative Officer	Steven D. Black* Frank Bisignano *
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer Head, Commercial Banking	Ina R. Drew * Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Head, Asset & Wealth Management	Heidi Miller* Charles W. Scharf* Richard J. Srednicki* James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
General Counsel	Stephen M. Cutler*

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

Directors2

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and CEO TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue, 8th Floor New York, New York 10017-2070
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

1    Each of whom is a United States citizen

SCHEDULE 13G
Issuer: Interline Brands, Inc.	CUSIP No.: 458743101

Name	Principal Occupation or Employment; Business or Residence Address
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017